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EXHIBIT (10)(xix)

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THE STANLEY WORKS           Jim Roberts                   480 Myrtle Street                    Tel 860-827-5904
                            President, Worldwide Hand     New Britain, CT  06053               Fax 860-827-5863
                            Tools and Hardware
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                                                          January 2, 2001

Mr. Paul Isabella



Dear Paul:

I am pleased to confirm our offer for the position of Director Operations - Stanley Hand Tools and Hardware. The position is based in New Britain, Connecticut and reports to me. You should be aware that your employment with Stanley will continue as long as mutually acceptable, and as such is terminable by either the Company, or by yourself, at any time and for any reason.

Your base salary will be $250,000 per year, paid monthly. You will also participate in the Corporate Management Incentive Compensation Program with a guaranteed payment for 2000 of $115,000 payable in February of 2001. You will be eligible for five weeks of vacation.

On joining the company, you will also receive a grant of a 71,000 share stock option under the terms of The Stanley Works 1997 Long-Term Incentive Plan. The Option Purchase Price will be the price of the stock on the date of grant, which will be within 60 days of your first day of work. Starting in 2001 your stock options will be targeted at the 7,000 level annually. The vesting schedule of the 71,000 share stock option is as follows:

                        Amount Granted                       Vesting Date
                        27,000 options                       May 19, 2001
                         7,000 options                      January 25, 2002
                         27,000 options                       May 19, 2003
                         10,000 options                       April 19, 2005

On joining the Company, you will receive a grant of 7012 restricted share units including dividend equivalent rights on these units. The vesting schedule for these restricted share units is as follows:

                    4,400 units                      September 17, 2001
                    2,612 units                      September 17, 2003

You will participate in the Company's Supplemental Executive Retirement Program
(SERP). Vesting for this benefit will occur when you complete five (5) years of service. Your previous service with Stanley will be counted in the SERP and the vesting requirements. If you are terminated involuntarily by the Company for any reason other than misconduct or gross negligence, you will receive severance pay at your base salary rate for up to 12 months or when you find other employment, whichever comes first.

In addition, the Company's Employee Stock Purchase Program (ESPP) allows you to purchase company stock up to 15% of your base pay annually (capped at $25,000), at 15% below the market price. The Company's 401k Plan will match 50% of employee contributions up to 7% of your pay and the Company Defined Contribution Pension Plan contributes either 3%, 5% or 9% of pay each year depending upon your age.


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The Company will cover the relocation costs associated with relieving you of obligations associated with the home you were building in Connecticut (i.e. buyout, deposit reimbursement, legal costs etc.) and the purchase of a new home in Connecticut. You will be eligible for the services of our Third Party Relocation Vendor. In addition, you will receive a moving allowance of $8,000 to cover incidental moving expenses once you have moved. This

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allowance will be treated as salary for tax purposes. In order to be eligible for any relocation benefit you must first sign the Relocation Expense Agreement, which can be found on the last page of the enclosed Relocation Policy. No relocation benefit will be provided until the Company has received your signed Relocation Expense Agreement.

Enclosed is a copy of a Consent Order with the Federal Trade Commission regarding "Made in USA". Please read and sign the attached and return it to the address indicated.

The Stanley Works Health Plans become effective on the first of the month following your date of employment. They will be explained to you in detail on your first day of employment. You can usually extend your existing medical coverage for a limited period of time to cover any lapse between the plans.

Paul, I am delighted that you are considering rejoining Stanley. With you on-board, we have assembled a terrific team here in the Hand Tools and Hardware Business. I am confident the team will drive the growth and profitability I know we are capable of realizing. If you have any questions, please call me.

Please indicate your acceptance by signing below and return a copy to me.

Sincerely,


----------------------                               ------------------------
Jim Roberts                                          Paul Isabella
President, Worldwide Hand Tools and Hardware

cc:      Carol L'Heureux - Executive Compensation & Relocation

Enclosures:       Benefits Booklet
                  FTC Consent Order
                  Stanley Choice Account
                  Stanley Employment Application